SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928703107	13G/A	Page 2 of 3

1.Names of Reporting Persons Michael Shaw
2.Check the Appropriate Box if a Member of a Group (See Instructions) (a) ð (b) ☑
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 683,677
6. Shared Voting Power 427,807
7. Sole Dispositive Power 683,677
8. Shared Dispositive Power 427,807
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,484
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11. Percent of Class Represented by Amount in Row (9) 5.3%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	13G/A	Page 3 of 3

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,111,484

(b)	Percent of class: 5.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 683,677

(ii)	Shared power to vote or to direct the vote: 427,807(1)

(iii)	Sole power to dispose or to direct the disposition of: 683,677

(iv)	Shared power to dispose or to direct the disposition of: 427,807(1)

_______________

(1)
Consists of (a) 373,753 shares owned jointly with the reporting person's spouse and 54,054 shares held as co-trustee of trusts for the benefit of the reporting person's child.  The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of the shares held in trust for the benefit of the reporting person's children or siblings.  Excludes (a) 516 shares owned by the reporting person's spouse, (b) 58,696 shares owned by a child of the reporting person who does not reside in the reporting person's household and (c) 14,216 shares held by the reporting person's brother as sole trustee of trusts for the benefit of the reporting person's children.  The reporting person disclaims beneficial ownership of the excluded shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2014

/s/ Michael Shaw
Michael Shaw